SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WEBMETHODS, INC.
(Name of Subject Company)
WEBMETHODS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108 (Common Stock)
(CUSIP Number of Class of Securities)
David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(703) 460-2500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster, LLP
1650 Tysons Blvd., Suite 400
McLean, Virginia 22102
(703) 760-7700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

WEBMETHODS
Moderator: David Mitchell
April 13, 2007
11:00 am CT

Operator:	Lines for Q&A. The tender offerings offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this presentation is an offer to purchase or a solicitation of an offer to sell securities.

Investor and security holders are urged to read both tender offer statement and the solicitation recommendations statement regarding the tender offer referred to in this press release when they became available because they will contain important information.

The tender offer statement will be filed by Software AG with the U.S. Securities and Exchange Commission. A solicitation recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the Web site maintained by the SEC at www.sec.gov.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow and Company.

The information agent for the tender offer toll-free 800 number is 1-800-662-5200, or you may use the email address at tender.info@molocco.com and the solicitation recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at 703-460-5822. Ms. (Rosen), you may begin.

(Debbie Rosen):	Thank you very much. I wanted to welcome everybody here to the first of the employee calls. It looks like it might have taken a few minutes for us to get all of the participants on the phone.

We apologize. It’s obviously the overwhelming interest in this topic. This is the first really of many ongoing communications meetings.

I just wanted to clarify the timing and the schedule for these meetings. We are holding this meeting today, Friday, at noon Eastern time, for one hour, and we will have a series of speakers, including David Mitchell, (Kristin Mullner), (Heather German) from HR, myself, and we will continue to have these meetings on a weekly basis, but they will be held ongoing on Mondays. So the next meeting will be held on April 23 at noon Eastern Time. So I just wanted to make sure that everybody was clear about that.

There was an acquisition calendar distributed by me to the teams. If you have any questions, you can please refer to that. With that, I’m going to go ahead and turn things over to David Mitchell.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

Our goals for these calls are just to continue to communicate any new information that we have as well as reiterate some information we may have sent on other communications to ensure that the important and key points are communicated. As I said, there will be Q&A at the end.

David Mitchell:	Thank you, (Debbie). So first of all, I just want to say welcome to everybody on the call and thank you for joining. This has been an exciting and very eventful week.

We’ve certainly been sending out quite a few levels of communication, both in terms of internal communication, there have been numerous emails, frequently asked questions being addressed. We haven’t been able to address each and every question.

We’ve been trying to address as many that we can and to the extent that we have open questions, we’re aggressively working to acquire the answer and to get that answer out.

We’ve also had a lot of communications with our customers. Earlier this week we did do a customer webinar which we had slightly over 400 participants, most of them are customers, where they listened to our perspective, some of the facts about the potential merger and what that meant to them in terms of their products, in terms of their service, in terms of their support.

We just concluded, before we start on this call, a webinar for the entire sales force. Obviously key to the success of webMethods both in the interim period as well as post the closing is our continued focus on revenue.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

The measure of success of this merger is going to be revenue, and so we’re spending a lot of time and energy making sure that we don’t see any sort of stall activity in our pipeline.

So I sent out an email a little bit this morning, early this morning, which highlighted some kind of very straightforward statements in terms of organizational structure, any potential changes in direction, et cetera, and I’m really going to try to reiterate some of those points here and then we’re going to pass the call over to a couple other individuals to talk about their respective areas of the organization, and then this is really about your ability to just get into the phone line here and ask us any questions that may be concerning you.

So first of all, I’ve been working very closely with Karl-Heinz, Software AG’s CEO, on integration issues, particularly focused on two primary areas, how webMethods will be organized post the close and how we will (unintelligible) and put in place retention packages for the employee base of webMethods.

Those have been my two primary priorities and it has required a lot of my focus, in addition to getting with customers and key prospects.

So following the close of the acquisition, I will continue to lead the organization as its president. I’m very happy about that, reporting directly to Karl-Heinz as the CEO of Software AG. I will have complete P&L responsibility.

For those of you who aren’t familiar with the financial term, that means Profit & Loss responsibility. It means we’re responsible for the costs of webMethods but also the revenue that webMethods brings to the table.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

And this will span across sales, marketing, product development, customer service, the back office operation in terms of G&A, finance, HR, et cetera. What this means is that there are not going to be any significant changes in terms of direction, personnel or facilities through the end of the calendar year at a minimum.

This deal is really about accelerating growth, driving growth, driving revenue. So you can’t do that while you’re doing any sort of massive cost reduction activity.

So you’ve got to do this very focused in terms of the revenue generation part of the business, and make sure that your strategy to support the revenue generation part of the business continues to remain intact.

So we have a strategy. We have a plan. The employees are going to get more and more information about how those plans have been extended to really leverage the strengths of this merger.

We have been operating against the strategy that we’ve seen significant productivity increases in our field. We’ve had two pretty good quarters and we’ve got a great pipeline. We’re not going to do anything to jeopardize that.

We are aggressively working on retention and stock option programs for post the close. I can’t give any commitments at this call in terms of when you will hear more information about that, but I have assured everybody that I’ve talked to in terms of (unintelligible) department as well as this group that it is a priority.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

I absolutely believe that the absolute critical success factor to our ability to hit the targets, to really make the revenue happen is that we have to figure out how to make it exciting for the people of webMethods as they see an ability to participate in the upside, and it’s not just in terms of bonus and compensation. It’s in terms of stock options, the ability to participate in the value that you create going forward.

Now stock options is a new concept for Software AG. Everybody needs to understand that. So it’s going to take a little bit of time, but they are committed to a stock option program and we’re working with them very closely on that.

The culture at webMethods will continue to drive our efforts. What was interesting this week is that Karl-Heinz, the CEO of Software AG, finally got an opportunity to address his local team in Germany.

Because of all the travel schedules and the holidays, they really didn’t get to the local team until about Tuesday or Wednesday of this week, and one of the things that he called me up after that meeting was that just how excited and motivated and just amazed that his team was that they were able to get this announcement and to get this deal put in place, but more importantly how amazed they are about the brand that they just inherited, the brand of webMethods, and that is really a testimony to everybody in the webMethods employee base and all the hard work and efforts over the last ten years in establishing leadership in this industry.

The fact that the webMethods brand was front and center of everybody’s excitement on Software AG side is phenomenal, and so what that means is they’re not going to get rid of that brand. In fact they want to leverage that brand.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

They’ve asked for very specific proposals on how to leverage the brand not just in the short-term but over a multi-year strategy so that they can really take advantage of the strength and the leverage that webMethods has established in this marketplace.

And this was done all without me prodding them, without me guiding them to the great idea that they had. This is something that they’ve come up with on their own.

That tells me that these people know what they’re doing. They absolutely believe that the way to get to leadership, the way to build a billion-dollar or billion Euro company is to have an extremely strong brand.

Software AG has its own brand characteristics. It will be the name of the company going forward, but they wanted now to get leverage out of the webMethods brand.

So there’s going to be more detail about that forthcoming. We have a group of people heading off to Germany in the next couple weeks to really kind of dive into that task of leveraging the webMethods brand.

I tell ya, Software AG, the more I learn about this company, the more I’m impressed in terms of their focus, their fiscal discipline, their process orientation, the way they organize themselves and quite frankly their performance.

They’ve been able to put a very successful financial performance. I think that something on the order of 14 or 15 or 16 quarters in a row meeting or exceeding the targets that they set for their shareholders. That’s phenomenal.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

There’s a lot that we can learn from Software AG in terms of how we organize ourselves and how we manage our fiscal investments and how we manage the expectations that we set with outside constituents.

Where we’ve been very strong in our brand, in our leadership, in our ability to make customers successful, Software AG has been very strong at building a fiscally sound and large software company that’s been highly successful. Bringing the strengths of these two companies together is pretty exciting.

We’ve spent a lot of time with the customers and prospects. As you can imagine, the number one concern on every customer’s mind is what’s going to happen to my product. We really don’t care about you, Dave.

We want to know what’s going to happen to my product. Although some of them might care a little bit about me (unintelligible). They’re really focused on the product.

So we’ve assured them over and over again throughout the week that nothing is going to happen to webMethods fabric, all the components of webMethods fabric, including (Infabio). I want to be very prescriptive about this.

We will continue to develop, enhance, support and aggressively market all the parts that webMethods has today, because those are the products that got us to this dance. Those are the products that have made our customers highly successful, and we’re not going to do anything to jeopardize it.

Now obviously there’s a lot of work that needs to be done in terms of understanding the strength of the webMethods products and the strength of the Software AG product, where we can leverage those strengths over the next few years to get more and more competitive differentiation.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

And I don’t want anybody to start turning inwardly and trying to, you know, assume that things are going to happen to certain products at webMethods. That’s not going to happen.

I can’t hit the targets. Excuse me, I can’t hit the targets that I need to hit without these great products, and we put too much blood, sweat and tears into webMethods 7, into the (Infabio) product line to not be able to take advantage of it.

My pipeline is growing exponentially. The sales force has been highly successful. The conversion rates are going up. The productivity on the (unintelligible) basis is going up. We’re not going to do anything to jeopardize that.

We’re fully committed to Q1, just started. We’re going to have some strategy and planning sessions next week. The sales directors are all coming in for an extended, as you can imagine what the current topics that we’re dealing with, with an extended strategy and planning and review session.

The executive management team will then be rolling out to their respective departments our product, our marketing, our support (unintelligible) market, our operating strategies for FY 08.

Many of these strategies and plans have already been put in place, so there will be extensions to them with regards to the new capabilities that we get with the merger.

All that will be forthcoming. It really is business as usual, staying the course and enhancing the plan. There’s a lot of activity that’s going to be happening,

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

but the focus is going to be about revenue. So before we go to questions, let me turn this over to somebody else.

(Debbie), I’m looking for you to kind to coordinate. I think that makes sense since there’s been a lot of talk and questions around the products is to let (Kristen Muller), EVP of Product Development, to give you a little bit of her perspective. (Kristin)?

(Kristin Muller):	Thanks David. As David indicated, our primary goal has been first of all to communicate both to the staff as well as to the customers and to our prospects that we are 100% committed to our current product portfolio, our current team and our current roadmap.

Nothing changes about our plans. For the 71 releases, for the 70GA, we are trucking along and focused our heads down and I appreciate all the hard work that’s going into that effort.

We have initiated a joint product strategy committee between the two companies, acknowledging the fact that there are some complementary aspects to the product line and we’d like to figure out how to leverage those to best effect for our customers.

So there are five key criteria that we’re using as we embark upon that strategic planning process. First and foremost of course, we’re going to make sure that we protect our customers’ investment.

The primary goal is to ensure that their implementations will succeed and have a long life and that we’re not making decisions that will require them to go through an onerous, you know, upgrade or migration process as we define the follow-on strategy.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

Secondly, of course, we’ll be looking at the market opportunity, how do we want to take our products to market, what are the channels we’re going to pursue, what are the key aspects of our — what are the key target audiences and key features that are necessary in order for us to compete effectively as a combined organization.

Third we’ll be looking at the cohesion of the overall architecture as a primary consideration. Why is that important? Not because we’re architects and we think elegant architecture is cool but because that helps reduce friction in the (unintelligible) process, to the extent we make it wildly easy for our customers to buy and use additional capabilities that are offered by webMethods and Software AG, they’ll be incented to do that and that will make the up sell process and the cross-sell process even easier.

Of course, we will want to look at what the competitive differentiation of the combined portfolio is and make sure we’re appropriately identifying those areas where we can differentiate ourselves from those companies with whom we encounter in the field, and then finally we’ll be fiscal responsible through this whole process.

We certainly don’t want to pursue a completely parallel development efforts if those exist but find ways to align those for best effect for the joint company.

So that work has started. As I said, it will continue over the next few weeks. Our target is by the end of May or early June. The first week in June, to have a full set of recommendations to present back to the joint management team and we will then use that as the foundation for us to establish the strategy that we will then start more aggressively communicating with customers and analysts who obviously have a lot of questions and are looking for real specifics.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

So that’s our status at this point. Of course if you have any particular details that you have questions on, you know, obviously feel free to ask them in this call or you can email me or anyone on my team.

Most of the members of the product development management team are participating in some way in these strategy sessions and are familiar with what’s going on and we will continue to keep folks apprised as we can through the process. Thanks. (Debbie), over to you.

(Debbie Rosen):	Thanks (Kristen). Hello everybody again. I just wanted to reiterate again some of the things that we’re doing on the communications front. We have held this week a customer webinar and a partner webinar as David had talked about, and it was important for us to, it is important to us to assure that we answer every one of the questions on that customer webinar, so to that end, we have an email communication being delivered to our customers that had asked a question or even participated, and then we’re going to follow up one on one as we get specific answers to their questions.

We also had a webinar today for the sales organization and we talked about overcoming objections for their customers and ensuring they understood the path forward, and we talked also about earlier in the call about how we’ll continue to have employee updates on a weekly basis as we move forward starting the 23rd of April.

I did want to reiterate what David had talked about in terms of the brand. We are working with my team and the rest of extended management team to ensure that we have a solid proposal, a beginning proposal for the folks at Software AG to leverage the webMethods brand in the new Software AG, and we are very much looking forward to starting those discussions.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

As David said, a lot of us, and (Kristen) reiterated, a lot of us have already started conversations with our counterparts, and that’s the same with myself and the folks in marketing and business development.

Those conversations have started and we’ve received nothing but enthusiasm from the other side about how we can leverage the assets that we both bring to the table.

So with that, again, I encourage you to please continue to ask any of the questions you have with the alias we provided. We are reaching out specifically to our largest customers and to customers that have just purchased from us, to make sure they’re comforted.

We have an entire plan of one-on-one calls that are starting to be executed as we speak, and if you know of any customers that are particularly concerned, please email me or any of the aliases and we’ll make sure to add those folks to the list.

I wanted to also then turn it over to (Heather German) in HR so she can ensure you’re aware of all the communications that have been put out and the plans going forward.

(Heather German):	Sure. Thank you. Well first I just want to thank everyone for their patience while we continue to gain more information about Software AG’s employee benefits plans, answer questions regarding maternity leave, vacation leave and immigration.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

We will try to have more information to you some time next week regarding most of their employee benefit plans, but for now, everyone should expect to remain on the webMethods plans for the foreseeable future.

I also want to reiterate the email that went out, the HR FAQ. A couple of them have gone out, and just to remind you all that these are a reflection of your colleagues’ questions.

These are questions that are coming in from employees and although some of them are pretty pointed and difficult, we thought that it was important to answer them as best we can without a lot of information.

So I would just, you know, continue to feel free to send your questions in to the appropriate aliases and we’ll answer anything we can. Thanks.

(Debbie Rosen):	Okay. Operator, can you please open it up for Q&A.

Operator:	Absolutely. At this time, I would like to remind everyone that in order to ask a question, simply press star then the number 1 on your telephone keypad. Once again, if you would like to ask a question, simply press star then the number 1 on your telephone keypad. And your first question is from (Jim Butler).

David Mitchell:	Long time no see, (Jim). Jim, are you there? Okay. Jim, if you’re talking, you’re probably on mute. Operator, is there another question?

Operator:	There are no further questions in the queue at this time. And once again, if you would like to ask a question, simply press star then the number 1 on your telephone keypad.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

David Mitchell:	Okay. So like I said, the mantra here is overt communication, and I think that this team is doing a wonderful job on —

(Heather German):	They said on this call they could hear (Jim)’s question. We obviously couldn’t hear (Jim)’s question.

(Debbie Rosen):	It sounds like, operator, that everyone — I’m getting a rash of IMs here that everybody can hear (Jim)’s question except for us. So is there a reason for that possibly?

Operator:	I’m not absolutely sure. There may be some type of technical problem. If Mr. (Butler) could please press star 1 again and we can see if the problem has been rectified. Okay. Mr. (Butler), your line is now open.

(Debbie Rosen):	(Jim) seems to want to know, it looks like the mechanics of the deal, but why don’t you go ahead and try.

(Jim Butler):	Do you have me now?

David Mitchell:	Yeah, there you go.

(Jim Butler):	Okay thanks. Just really the mechanics of the deal and the timing. I know there will be tender offers and will you be signing stuff and can you walk us through the approval process for the boards and, you know, that stuff, and then what happens with the stock from the employee — I understand that what will happen with the options, but I don’t understand what will happen with the shares of stock that I bought through the ESPP.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

David Mitchell:	So you’re going to probably find out a lot more what the public filings that will happen over the next couple weeks in terms of the background of the transaction and all that kind of stuff, so let me kind of give you the high level view on some of those questions and then for those employees who want more detail, don’t hesitate to contact, you know, (Scott Brown) or send your questions into the different mechanisms that we have for these questions, because I don’t actually have a lot of detailed level answers.

So at any rate, both boards have approved the transaction. You can refer to the press release to get that information. The tender offer will be beginning promptly.

That tender offer will be filed with the SEC. What that means is that shareholders of webMethods will decide whether or not they want to tender their shares based on the price of $9.15, and as they tender their shares, they will be cashed out.

I think that at some point and I don’t know what the threshold is. Eighty, 90% gives Software AG the ability to move to closing the transaction, and there are certain events that have to occur.

There’s also some regulatory approvals that have to be looked at, antitrust and another process called Cipius which is basically the fact that we now become a foreign-owned entity and we’re doing business with the federal government.

That’s a process that you have to go through and those processes are ongoing as we speak, and in terms of the options, the options that you have, either vested or unvested, that has a cost basis that is less than $9.15 will be cashed out. That process happens after the close of the transaction.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

This transaction can go for as long as minimally 30 days after the tender offer is placed but more likely we’re talking about what we’ve said publicly is kind of the end of June.

But there’s no guarantees around that because we have to go through the regulatory processes and we have to actually complete the tender offer.

With regards to the ESPP, do we have an answer on that question, (Scott)?

(Scott):	Yeah. A day or two ago, there was an FAQ that was circulated that talked about the ESPP and how that would work. The ESPP is going to close out with the pay period prior to the closing of the acquisition, so if that happens after June 30th, the full six-month period will be funded.

If it happens some time before June 30th, it will fund, it will terminate funding with the pay period prior to the closing date. Those shares will then be issued as they are normally and purchased sort of post-closing by Software AG at the $9.15 price.

(Jim Butler):	And then something magic happens with the — I mean, what, the stock just turns into Software AG stock?

(Scott):	No. It doesn’t turn —

(Jim Butler):	All the shares that I’ve bought previously.

(Scott):	Yeah. It doesn’t turn into their stock. What it does is they basically are able, as David indicated, once they get to 90% ownership, they have the right to make a filing under state law in Delaware to basically cause a repurchase of all the remaining shares that they don’t own, and those will, if you have shares, those will be canceled and turned into a payment for them of $9.15 a share, and they’ve indicated that they would make that payment I think within ten business days of closing.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

(Jim Butler):	So for like tax purposes, that probably means that any capital gains stuff happens then, huh? I thought somehow it would just continue into — So it’s all cash. I guess that’s the difference, huh?

(Scott):	Yeah. It’s a cash trade.

(Jim Butler):	Got it. Okay. Thank you.

David Mitchell:	Anymore questions?

Operator:	Yes, sir. We have a question from (Nadon Godambi).

(Debbie Rosen):	Okay.

(Nadon Godambi):	Hello. Can you guys hear me?

(Debbie Rosen):	Yes, we can. Thank you.

(Nadon Godambi):	Hi. Yeah, this is (Nadon) from BS. I have a question about what specific (unintelligible) for cross-training the Software AG products and the webMethods products between the BS folks and SC folks. Is that a vision for cross-training and being more productive with that?

David Mitchell:	So obviously we’re just getting started with a lot of the integration planning. Keep in mind that the company in the interim period has to continue to operate on a standalone basis as if this wasn’t happening and we can’t put any aspect of our businesses together.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

So it’s a little bit of a delicate balance of do we make sure we have all the strategies and all the plans in place so that when the deal closes, we’re ready to go, but at the same time don’t be prematurely trying to integrate the company, because that will violate certain regulatory concern.

So with regard to sales force enablement, let me be very specific. We are keeping the sales forces separate post the close for some time frame until we feel very comfortable that our sales force, our pipeline and our conversion rates are stable and growing, and during that time frame, I will be looking at probably identifying their top 20 accounts in key regions in which to start working with their salespeople on a kind of a post-sales relationship with our sales organization to start to convert those accounts to the extent that we can sell them our software.

So for t hose of you that were here when we did the Active merger, webMethods Active, what you saw was that we moved very quickly to try to cross-sell each other’s customers.

That’s what we’re going to do, but we’re going to do this more disciplined this time in terms of the top 20 accounts in each of the regions and then kind of move to the next 20.

The issue, of course, is that we don’t want to jeopardize the focus or the pipelines of either company post the close. So there will be training. There will be enablement, but the primary focus was the continued training enablement of our sales organization.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

For those of you that aren’t aware, we’ve actually added a lot of salespeople in the last two quarters. We’ve actually added some SEs and so we’ve got our work cut out for us just getting our sales force just properly enabled.

There’s going to be a pretty significant training event happening in early May here in Fairfax. There will probably be 30 or 40 people that just haven’t been trained yet on webMethods.

With regards to the PS, the PS organization will remain focused on its current operating plan under current leadership. We will continue to focus on webMethods the business.

Over time, obviously there’s increased delivery capacity with Software AG, but none of their team has been certified or trained or have any experience on webMethods to the extent that I’m aware, and so it’s going to take a little while, a long time, to see where we can take advantage of that delivery capacity.

They have close to about 1,000 professional services people in their organization and they’re doing very different work than what we do, but over time, we will absolutely look to take advantage of their delivery capacity.

I think in the short-term, though, I am interested in ramping up very quickly in the emerging markets that they already have a direct presence in that we do not. So for countries like Russia, Eastern Europe, South Africa, South America and whatever other ones I missed where they generate —

Woman:	Middle East.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

David Mitchell:	Middle East, where they generate quite a bit of substantial revenue, I want to very quickly get our product and training into the hands of that direct sales force because there’s zero overlap with the webMethods sales force. We’re just not there and I think it’s important to take advantage of that channel right off the bat.

(Nadon Godambi):	Okay. Thank you, and that seems like an opportunity for us to enter into that space if there are volunteers (unintelligible).

David Mitchell:	Yeah and I think that’s something that the employees all across the board should start to think about, that because the company, the combined entity will be far larger than what we are today doing many different things in many different markets, many different strategies in terms of the individual product lines, that there is going to be opportunity to do other things, to grow your career, to look at other experiences, maybe even other places to live, and so that is something that we probably couldn’t offer to this extent as a standalone entity, so I think it’s going to be pretty exciting. No guarantees.

Don’t everybody send me the email that they want to transfer to Spain or anything like that right now, but I think you’re going to find that over time, you’ll see more opportunity to do other things within the organization.

We’re investing in the people. We want the people to drive the growth. I just want to reiterate something with regards to — I think earlier there were questions around stock options and I want to expand a little bit in terms of compensation issues.

I do want to reiterate that the June (unintelligible) promotional cycles will continue and will happen. We also — The bonus will happen on April 20th in the U.S.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

Woman:	And (unintelligible) will happen in April during their regularly scheduled (unintelligible).

David Mitchell:	And the rest of the (unintelligible) will happen during their regular schedule. So nothing will be interrupted there. Any more questions?

Okay. So let me just give you a couple closing remarks and then we’ll be talking to you more again. First of all, this is going to be about communication. This is going to be about getting the information as we get it out to you as soon as we can.

This is going to be about hard work. It’s going to be about focus, making sure that we hit the primary measure of success, which is revenue. Revenue, revenue, revenue. That’s what we’re focused on right now and that we need to make sure that everybody is aligned behind that.

This is an opportunity to do something phenomenal, to create the next billion-dollar software company. We’ve talked about that in the past. Karl-Heinz mentions that no less than 15 times every time I talk to him.

This is a goal and it’s not something that, you know, again, we take lightly. There’s not too many of these kinds of companies out there and that’s why this is an important step that we can take to get there.

What’s interesting is that if we are successful, some of you may have worked with SAP or (unintelligible). SAP was a much smaller software company in the early 90s. They became a really large software company when they established their North American operation.

WEBMETHODS
Moderator: David Mitchell
04-13-07/11:00 am CT
Confirmation # 5785916

SAP Americas is the bulk contributor to SAP. That’s the model. That’s what we’re looking at here. That’s the opportunity. We can do what SAP did in the applications phase in middleware, it can be a pretty phenomenal journey.

With that, I want to say again how excited and also grateful I am to everybody’s patience and hard work. There seems to be a growing sense of momentum within the employee base and it’s not just because I’m the CEO and I want that momentum.

I seem to hear it and feel it in that a lot of folks are now becoming more cautiously optimistic, but optimistic nonetheless. There’s opportunity here. Give it a chance. Thank you very much and have a great weekend.

Operator:	And that concludes today’s conference call. You may disconnect at this time.
END
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